Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
Stockholders and Board of Directors
Ceres Group, Inc.
      We consent to the incorporation by reference in the registration statement (No. 33-62657) on Form S-8 of Ceres Group, Inc. of our reports dated March 18, 2005, with respect to the consolidated balance sheets of Ceres Group, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders’ equity, and cash flows, for the years then ended, and all related financial statement schedules, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of Ceres Group, Inc.

KPMG LLP
Columbus, Ohio
March 18, 2005